Exhibit (a)(5)(vi)
FOR IMMEDIATE RELEASE

Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC Announce Extension of the Cash Tender Offer for up to a Total of 194,651,345 Outstanding Class B Shares of Transportadora de Gas del Sur S.A.

Buenos Aires, Argentina, January 27, 2017 — Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”) today announced that they have extended their previously announced tender offer (the “Offer”) for up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars).

The Offerors have extended the expiration of the Offer until 11:00 a.m., New York City time (the “Expiration Time”) on February 27, 2017, unless further extended (the “Expiration Date”).

NOTICE TO INVESTORS ABOUT THE OFFER:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy Class B Shares and ADSs of TGS is being made pursuant to an Offer to Purchase and related tender offer materials that the Offerors filed with the United States Securities and Exchange Commission (“SEC”) on December 30, 2016. The Offerors filed a Tender Offer Statement on Schedule TO with the SEC on December 30, 2016, and TGS filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on January 13, 2017 related to the Offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials will be made available to TGS’s shareholders at no expense to them by Innisfree M&A Incorporated, the U.S. Information Agent by contacting Innisfree M&A Incorporated at (212) 750-5833 (collect) or (888) 750-5834 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

CONTACT:

Investors:
Innisfree M&A Incorporated
Scott Winter/Jonathan Salzberger/Nydia Ramos
Class B Shareholders or ADS Holders Call Toll-Free: (888) 750-5834
Bankers and Brokers Call Collect: (212) 750-5833